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                       1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
                 (Translation of Registrant's Name Into English)

                              NO. 8, LI-HSIN RD. 6,
                              HSINCHU SCIENCE PARK,
                                     TAIWAN
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    V                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    V
                -------                                       -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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(TSMC LOGO)                                                       (PHILIPS LOGO)

PRESS INFORMATION


March 09, 2007


PHILIPS AND TSMC ANNOUNCE JOINT PLAN TO FACILITATE ORDERLY EXIT BY PHILIPS FROM TSMC SHAREHOLDING

AMSTERDAM, THE NETHERLANDS AND HSINCHU, TAIWAN -- Royal Philips Electronics (NYSE:PHG, AEX:PHI) and Taiwan Semiconductor Manufacturing Company Ltd (TAIEX:
2330, NYSE: TSM) today jointly announced that the companies have agreed to a multi-phased plan to facilitate an orderly exit by Philips from its current shareholding in TSMC as follows:

1. Philips intends to sell in the near future up to USD 1.75 billion worth of TSMC shares to accommodate identified demand from long-term financial investors in Taiwan. To this end, an application has been filed today with the Taiwan Stock Exchange by Philips.

2. Philips intends to offer up to USD 2.5 billion worth of TSMC shares, in the form of American Depositary shares, through a public offering in the United States without over-allotment option. The ADSs sold in this offering are expected to be listed on the New York Stock Exchange. This offering would follow a TSMC board resolution to approve the conversion of TSMC common shares into American Depository Shares on behalf of Philips. Each ADS represents five TSMC common shares. This transaction is subject to all regulatory approvals, including registration with the U.S. Securities and Exchange Commission, and is, subject to market conditions, expected to be completed in 2007. It is the current intention of TSMC and Philips that no further ADS offerings will be conducted in respect of Philips' shareholding in TSMC.

3. TSMC plans to conduct a share repurchase via tender offer in 2007 on the Taiwan Stock Exchange to buy back up to approximately USD 1.5 billion worth of shares in TSMC, and cancel the repurchased shares, subject to TSMC board approval. Philips intends to participate in the share repurchase, and Philips' representative on the TSMC Board of Directors today resigned as a director. Philips will no longer maintain any board position at TSMC.

4. TSMC intends to conduct additional share repurchase programs between 2008 and 2010, subject to maintaining its current annual cash dividend per share and cancel the repurchased shares. Philips intends to participate in these share repurchase programs with its remaining TSMC shares. Philips will also consider other sales to long-term financial investors mutually agreeable to Philips and TSMC.

Philips currently owns 16.2% of TSMC share capital, with a current market valuation of approximately USD 8.5 billion.

"We are pleased to have reached agreement with TSMC on this plan to facilitate our exit from our current shareholding in TSMC in an orderly, responsible manner," Philips Chief Financial Officer Pierre-Jean Sivignon said. "For Philips, selling our stake in TSMC is a logical consequence of our decision to exit the semiconductor business, to which end we made a first,
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significant step in 2006 when we sold a majority stake in our semiconductor division."

Ms. Lora Ho, TSMC Vice President and Chief Financial Officer said: "we are pleased to have come to a satisfactory solution to facilitate the exit of Philips' holding of TSMC shares. We intend to make good use of our cash while reiterating our commitment to maintain our current annual cash dividend per share."

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Michael Kramer
Public Relations Department, TSMC
Tel: 886-3-505-6216
Mobile: 886-926-026632
Fax: 886-3-567-0121
E-Mail: pdkramer@tsmc.com


ABOUT ROYAL PHILIPS ELECTRONICS
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of "sense and simplicity". Headquartered in the Netherlands, Philips employs approximately 121,700 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.


ABOUT TSMC
TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven libraries, IP, design tools and reference flows. The Company's total managed capacity in 2006 exceeded seven million (8-inch equivalent) wafers, including capacity from two advanced 12-inch GigaFabs, four eight-inch fabs, one six-inch fab, as well as TSMC's wholly owned subsidiaries, WaferTech and TSMC (Shanghai), and its joint venture fab, SSMC. TSMC is the first foundry to provide 65nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.


Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. In particular,
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the offer and sale by Philips of TSMC shares, and the proceeds of any such sales, will depend on equity capital market conditions, particularly those affecting the semiconductor industry.

This release does not constitute an offer of any securities for sale. Any offer or sale of securities shall be made by means of a registration statement filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933 or by means of an exemption from the registration requirements thereof.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: March 9, 2007              By  /s/  Lora Ho
                                   ---------------------------------------------
                                    Lora Ho
                                    Vice President & Chief Financial Officer